SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")

                           USA Video Interactive Corp.
          ------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   902924 20 8
          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
          ------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         (   )      Rule 13d-1(b)

         (   )      Rule 13d-1(c)

         ( X )      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Anton J. Drescher
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                     (a)  ( )
                                                                     (b)  ( )
         Not applicable
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian

--------------------------------------------------------------------------------
                                (5)   SOLE VOTING POWER
         NUMBER OF              6,786,885 common shares
         SHARES
         BENEFICIALLY
         OWNED BY               ------------------------------------------------
         EACH                   (6)   SHARED VOTING POWER
         REPORTING                    0
         PERSON                 ------------------------------------------------
                                (7)   SOLE DISPOSITIVE POWER
                                      6,786,885 common shares
                                ------------------------------------------------
                                (8)   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,786,885 common shares(1)
--------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

         (   )    Not applicable
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 7.87% (See response to Item 4).

--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
         (1)  See note 1 of Item 4(a) below


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

Item 1(a).     Name of Issuer:

               USA Video Interactive Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               70 Essex Street
               Mystic, Connecticut   06355

Item 2(a).     Name of Person Filing:

               Anton J. Drescher

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               #507, 837 West Hastings Street
               Vancouver, BC   V6C 3N6

Item 2(c).     Citizenship

               Canadian

Item 2(d).     Title of Class of Securities:

               Common shares, no par value

Item 2(e).     CUSIP Number:

               902924 20 8

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act;

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g)  [ ]  Parent   Holding   Company,   in   accordance   with   Rule
                    13d-1(b)(1)(ii)(G); see Item 7,


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

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [ ]  A  church  plan  that is  excluded  from  the  definition of
                    an  investment  company  under  section   3(c)(14)  of   the
                    Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                    Not applicable

Item 4. Ownership.

          (a)  Amount beneficially owned: 6,786,885 common shares (1)

               (1) The Reporting Person beneficially owns in the aggregate, 6,786,885 common shares of which: 4,856,885 common shares are currently held (400,000 of these shares being acquired after December 31, 2000), 730,000 common shares are issuable upon the exercise of share purchase warrants (of which warrants for 400,000 of these shares were acquired after December 31, 2000), and 1,200,000 common shares are issuable upon the exercise of stock options, such warrants and options being fully vested and exercisable as of the date of this filing.

                    Each common share entitles the holder to one vote per share.

               (b)  Percent of class:  7.87%

               (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote: 6,786,885 common shares

                    (ii) Shared power to vote or to direct the vote: 0

                    (iii)Sole power to dispose or to direct the  disposition of:
                         6,786,885 common shares

                    (iv) Shared  power to dispose  or to direct the  disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    March 16, 2001
                                    --------------------------------------------
                                                  Date

                                    /s/ Anton J. Drescher
                                    --------------------------------------------
                                             Signature

                                    Anton J. Drescher
                                    --------------------------------------------
                                    Name/Title


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